F-1

Form 10-K Items 14(a) (1) and (2)

Cypros Pharmaceutical Corporation

Years ended July 31, 1998, 1997 and 1996 with Report of Independent Auditors




Cypros Pharmaceutical Corporation

Form 10-K Items 14(a) (1) and (2)

Contents
   >
Report of Ernst & Young LLP, Independent Auditors   ......F-2
Audited Financial Statements (Item 14(a) (1)):
Balance Sheets                                      ......F-3
Statements of Operations                            ......F-4
Statements of Shareholders' Equity                  ......F-5
Statements of Cash Flows                            ......F-6
Notes to Financial Statements                       ......F-7

Financial Statement Schedules (Item 14(a) (2)):

All financial statement schedules are omitted because the information described therein is not applicable, not required or is furnished in the financial statements or notes thereto.


Report of Ernst & Young LLP, Independent Auditors


The Board of Directors and Shareholders
Cypros Pharmaceutical Corporation

We have audited the accompanying balance sheets of Cypros Pharmaceutical Corporation as of July 31, 1998 and 1997, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended July 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cypros Pharmaceutical Corporation at July 31,
1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended
July 31, 1998, in conformity with generally accepted accounting principles.



ERNST & YOUNG LLP


San Diego, California
August 21, 1998





Cypros Pharmaceutical Corporation
Balance Sheets

                                      July 31,
                                      1998          1997


Assets
Current assets:
  Cash and cash equivalents (Note 3)  $ 3,015,890   $  5,101,710
  Short-term investments, held to
  maturity
  (Note 3)                             10,428,580      9,465,561
  Accounts receivable                     516,886        355,425
  Inventories (Note 3)                     83,078         93,177
  Prepaid expenses and other current
  assets                                  214,765         75,038


    Total current assets               14,259,199     15,090,911

Property, equipment and leasehold
  improvements, net (Note 3)            1,063,566        675,686
Purchased technology, net of
accumulated amortization of
$2,118,226 and $1,220,838 at July 31,
1998 and 1997,respectively (Note 2)    4,163,487       5,060,875

Deferred financing costs, net of
accumulated amortization of $520,011
and $260,884 at July 31, 1998 and
1997, respectively                             -         259,127
Licenses and patents, net of
accumulated amortization of $160,212
and $118,376 at July 31, 1998 and
1997, respectively                        176,927       162,592

Other assets                               72,461        95,525


    Total assets                      $19,735,640   $21,344,716


Liabilities and shareholders' equity
Current liabilities:
  Accounts payable                    $   551,191       365,386
  Accrued compensation                    125,434       109,778
  Other accrued liabilities                15,641       118,658
  Purchased asset obligations (Note
  2)                                           -      1,272,000
  Current portion of long-term debt
  (Note 4)                                  97,477       41,367
  Current portion of capital lease
  obligations (Note 5)                      91,740      106,206


    Total current liabilities              881,483    2,013,395

Long-term debt (Note 4)                     59,408           -

Capital lease obligations (Note 5)         157,656      148,787
Deferred rent                              125,761      129,165
Mandatorily convertible notes
(Note 5)                                         -    4,027,461

Shareholders' equity (Note 6):
  Common stock, 30,000,000 shares
  authorized, 15,711,877 and
  13,650,405 shares issued
  and outstanding as of July 31,
  1998 and  1997, respectively          41,328,470   32,344,793
  Deferred compensation                    (87,334)    (161,950)
  Accumulated deficit                   (22,729,804)(17,156,935)


     Total shareholders' equity         18,511,332   15,025,908

     Total liabilities and
     shareholders'equity               $19,735,640  $21,344,716



See accompanying notes.



Cypros Pharmaceutical Corporation
Statements of Operations



                            Years ended
                            July 31,
                            1998          1997        1996


Net sales                   $ 3,445,955  $ 2,428,348  $ 1,275,240
Cost of sales                   770,437      538,725      405,142

Gross profit                  2,675,518    1,889,623      870,098

Operating expenses:
 Sales and marketing          1,309,963      993,765      343,054
 General and administrative   3,246,619    2,396,465    1,642,152
 Clinical testing and
 regulatory                   2,521,386    1,967,334    1,389,128
 Pre-clinical research and
 development                    822,225    1,032,486    1,002,226
 Depreciation and
 amortization                 1,239,217    1,075,431      611,848

Total operating expenses      9,139,410    7,465,481    4,988,408


Loss from operations         (6,463,892) (5,575,858)   (4,118,310)
Research grant income           169,834      98,785       270,510
Interest and other income,
net                             809,254     662,421       757,692
Sublease income, net(Note 5)    171,062           -             -
Amortization of discount and
costs on mandatorily
converible notes
(Note 5 )                      (259,127) (1,860,051)            -


Net loss                    $(5,572,869)$(6,674,703)  $(3,090,108)

Net loss per share, basic
and diluted                      $(0.37)     $(0.54)       $(0.27)

Shares used in computing net
loss per share, basic
diluted                      15,186,984 12,303,274     11,518,169


See accompanying notes.


Cypros Pharmaceutical Corporation
Statements of Shareholders' Equity
Years ended July 31, 1998, 1997 and 1996

                                 Common Stock
                                                         Deferred
                                 Shares     Amount       Compensation


Balance at July 31, 1995         11,352,017 $20,944,995  $(186,993)

  Discount on mandatorily
  convertible notes                       -   1,582,935         -
  notes
  Issuance of common stock, net
  of offering costs                 162,500     940,956         -
  offering costs
  Issuance of common stock in
  business acquisitions             169,231   1,032,309         -
  Issuance of common stock for
  services                          200,000     284,375  (284,375)
  Common stock repurchased         (280,000) (1,540,000)        -
  Exercise of stock options          10,000      35,163         -
  Deferred compensation related
  to grant of stock options               -     140,695 (140,695)
  grant of stock options
  Amortization of deferred
  compensation                             -         -     307,754
  Net loss                                 -         -           -
Balance at July 31, 1996          11,613,748 23,421,428   (304,309)
 Conversion of mandatorily
 convertible notes                   953,907  3,972,538          -
 Issuance of common stock, net
 of offering costs                 1,075,000  4,714,507          -
 Exercise of stock options             7,750     21,963          -
 Forfeitures of stock options              -    (52,568)    52,568
 Deferred compensation related
 to grant of stock options                 -    266,925   (266,925)
 Amortization of deferred
 compensation                              -         -     356,716
  Net loss                                 -         -           -

Balance at July 31, 1997          13,650,405 32,344,793   (161,950)
 Conversion of mandatorily
 convertible notes                 1,205,446  4,025,588          -
 Issuance of common stock upon
 exercise of B Warrants              856,026  4,707,576          -
 Deferred compensation related
 to grant of stock options                 -    250,513   (250,513)
 Amortization of deferred
 compensation                              -         -     325,129
  Net loss                                 -         -           -


Balance at July 31, 1998          15,711,877$41,328,470  $(87,334)


Cypros Pharmaceutical Corporation
Statements of Shareholders' Equity (Continued)


                                 Accumulated    Total
                                 Deficit        Equity


Balance at July 31, 1995         $ (7,392,124) $13,365,878

 Discount on mandatorily
 convertible notes                          -    1,582,935
 Issuance of common stock, net
 of offering costs                          -      940,956
 Issuance of common stock in
 business acquisitions                      -    1,032,309
 Issuance of common stock for
 services                                   -            -
 Common stock repurchased                   -   (1,540,000)
 Exercise of stock options                  -       35,163
 Deferred compensation related
 to grant of stock options                  -            -
 Amortization of deferred
 compensation                               -      307,754
  Net loss                         (3,090,108)  (3,090,108)

Balance at July 31, 1996          (10,482,232)  12,634,887
 Conversion of mandatorily
 convertible notes                          -    3,972,538
 Issuance of common stock, net
 of offering costs                          -    4,714,507
 Exercise of stock options                  -       21,963
 Forfeitures of stock options               -            -
 Deferred compensation related
 to grant of stock options                  -            -
 Amortization of deferred
 compensation                               -      356,716
  Net loss                          (6,674,703) (6,674,703)


Balance at July 31, 1997           (17,156,935) 15,025,908
 Conversion of mandatorily
 convertible notes                           -   4,025,588
 Issuance of common stock upon
 exercise of B Warrants                      -   4,707,576
 Deferred compensation related               -
 to grant of stock options                   -           -
 Amortization of deferred                    -
 compensation                                -     325,129
  Net loss                          (5,572,869) (5,572,869)

Balance at July 31, 1998          $(22,729,804)$18,511,332

See accompanying notes.




Cypros Pharmaceutical Corporation
Statements of Cash Flows

                                  Years ended July 31,
                            1998           1997          1996


Operating activities
Net loss                    $(5,572,869   $(6,674,703)  $(3,090,108)

Adjustments to reconcile
net loss to net cash
used in operating
activities:
  Amortization of deferred
  compensation                  325,129       356,716      307,754
  Depreciation and
  amortization                1,239,217     1,075,431      611,848
  Amortization of discount
  and costs on mandatorily
  convertible notes             259,127     1,860,051            -
  Deferred rent                  (3,404)      (16,215)      39,892
  Write-off of patent            41,311             -            -
  Changes in operating
  assets and liabilities, net of
  effects from acquisitions:
    Accounts receivable        (161,461)     (205,799)    (149,626)
    Inventory                    10,099       (29,791)      18,829
    Prepaid expenses and
    other current expenses     (139,727)      (13,629)      18,536

    Accounts payable            185,805       246,294      (19,445)
    Accrued compensation
    and other accrued
    liabilities                 (87,361)      (56,948)     114,305
Net cash flows used in
operating activities         (3,904,134)   (3,458,593)  (2,148,015)


Investing activities
Short-term investments         (963,019)   (2,537,126)   1,486,815
Investment in purchased
technology                            -    (2,014,048)  (1,835,356)
Installment payment for
purchased technology         (1,272,000)     (200,000)     (82,215)
Purchase of property,
equipment and leasehold
improvements                   (587,265)     (239,941)    (100,770)
Increase in licenses and
patents                         (97,482)      (82,460)     (37,499)
Decrease in other assets         23,064        21,375        6,197

Net cash flows used in
investing activities         (2,896,702)   (5,052,200)    (562,828)

Financing activities
Issuance of common stock,
net                           4,707,576     4,736,470      976,119
Cash paid for repurchase of
mandatorily convertible notes    (1,873)            -           -
Issuance of mandatorily
convertible notes                     -             -    7,458,498
Repurchase and retirement
of common stock                      -             -    (1,540,000)
Issuance of long-term debt      209,406            -             -
Repayment of long-term debt     (93,888)      (99,282)     (99,283)
Repayments of capital lease
obligations                    (106,205)      (93,299)     (42,622)

Net cash flows provided by
financing activities          4,715,016     4,543,889    6,752,712


Increase (decrease) in cash
and cash equivalents         (2,085,820)   (3,966,904)   4,041,869


Cash and cash equivalents
at beginning of year          5,101,710     9,068,614    5,026,745

Cash and cash equivalents
at end of year               $3,015,890    $5,101,710   $9,068,614


Supplemental disclosures of
cash flow information:
Cash paid for interest       $  132,269   $   123,997   $  47,953

Noncash investing and
financing activities:
Conversion of mandatorily
convertible notes           $4,025,588    $ 3,972,538   $       -
Equipment financed under
capital lease obligations   $  100,608    $    79,992   $  234,256

Purchased asset obligation
incurred for acquisition    $        -    $ 1,200,000   $  200,000

Common stock issued for
acquisitions                $        -    $         -  $ 1,032,309

See accompanying notes.


Cypros Pharmaceutical Corporation
Notes to Financial Statements
July 31, 1998

1. Organization and Summary of Significant Accounting
Policies

Organization and Business Activity

Cypros Pharmaceutical Corporation (the "Company") was incorporated in San Diego, California on November 2, 1990. The Company develops and markets acute-care, hospital-based products. The Company is currently marketing three products, Ethamolin, Glofil and Inulin, will be launching two burn/wound care products and is developing two drugs, Cordox (formerly CPC-111) and Ceresine. The Company's pre-clinical and clinical development programs focus on cytoprotective drugs designed to reduce ischemia (low blood flow) induced tissue damage in acute-care settings and Cordox and Ceresine are in late-stage clinical trials in two settings: sickle cell crisis and traumatic brain injury.

Cash, Cash Equivalents and Short-Term Investments

The Company considers highly liquid investments with remaining maturities of three months or less when acquired to be cash equivalents. Short-term investments consist of certificates of deposit, money market funds, U.S. government obligations and investment grade corporate debt securities. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. The Company has not experienced any losses on its cash equivalents or short-term investments. Management believes the credit risk associated with these investments is limited due to the nature of the investments.

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designations as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and the ability to hold the securities to maturity. Held-to-maturity securities are carried at cost, adjusted for amortization of premiums and accretion of discounts. Interest, dividends and amortization on the securities classified as held-to-maturity are included in interest income.

Concentration of Credit Risk

The Company extends credit to its customers, primarily hospitals and large pharmaceutical companies conducting clinical research, in connection with its product sales.

The Company has not experienced significant credit losses on its customer accounts. Two customers individually accounted for 23% and 12% of current year sales.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Depreciation and Amortization

Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (generally five years) using the straight-line method. Leasehold improvements are amortized over the lesser of the estimated useful lives (seven years) or the remaining term of the lease.

Purchased Technology

Purchased technology associated with the acquisitions of Glofil, Inulin and Ethamolin is stated at cost and amortized over the period estimated to be benefited (seven years).

Deferred Financing Costs

The Company deferred banking, legal and accounting fees associated with the issuance of $8 million in principal amount of mandatorily convertible notes in 1996. These costs were amortized over the term of the notes, which was three years, using the effective interest method commencing with the closing of the transactions. In fiscal 1998, upon the conversion of the remaining balance of the notes, all such costs were fully amortized.

License and Patent Costs

The Company capitalizes certain costs related to license rights and patent applications. Accumulated costs are amortized over the estimated economic lives of the license rights and patents (generally six years) commencing at the time the license rights are granted or the patents are issued.

Accounting Standard on Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting
Standards No. 121, Accounting for the Impairment of
Long-Lived Assets and for Long-Lived Assets to Be Disposed
Of ("SFAS 121"), the Company regularly evaluates its long-lived assets for indicators of possible impairment. To date, no such indicators have been identified.

Revenue Recognition

Revenues from product sales of Ethamolin and whole vials of Glofil and Inulin are recognized upon shipment. Revenues from Glofil unit dose sales are recognized upon receipt by the Company of monthly sales reports from its third-party distributor. The Company is not obligated to accept returns of products sold that have reached their expiration date.

Net Loss Per Share

In the second quarter of the fiscal year ended July 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"), which replaced the calculation of primary and fully diluted net loss per share with basic and diluted net income or loss per share. Basic net income or loss per share is calculated using the weighted average number of common shares outstanding. Diluted net income or loss per share is calculated using the weighted average number of common shares outstanding plus the dilutive effect of options and warrants, if any, using the treasury stock method. All net loss per share amounts for all periods have been presented, and where appropriate restated, to conform to the SFAS 128 requirements and the recently effective Securities and Exchange Commission Staff Accounting Bulletin No. 98.

Stock Options

The Company has elected to follow Accounting Principles
Board Opinion No. 25, Accounting for Stock Issued to
Employees ("APB 25") and related Interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123,
Accounting for Stock-Based Compensation ("SFAS 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under
APB 25, when the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Recently Issued Accounting Standards

Effective August 1, 1998, the Company will adopt Statement of Financial Accounting Standards No. 130, Reporting
Comprehensive Income (Loss) ("SFAS 130"). SFAS 130 requires that all components of comprehensive income (loss), including net income (loss), be reported in the financial statements in the period in which they are recognized.

Comprehensive income (loss) is defined as the change in equity during the period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss), including unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income
(loss). The Company does not believe comprehensive loss will be different than the net loss previously reported.

Effective August 1, 1998, the Company will adopt Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 redefines segments and requires companies to report financial and descriptive information about their operating segments. The Company has determined that it operates in one business segment and therefore the adoption of SFAS 131 will not affect the Company's financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

Reclassifications

Certain previously reported amounts have been reclassified to conform with the 1998 presentation.

2. Acquisitions

On August 9, 1995, the Company acquired two businesses, including (i) the New Drug Application for Glofil and finished goods inventory of Glofil on hand at the time of closing from Iso-Tex Diagnostics, Inc., a Texas corporation, (the "Glofil Acquisition") and (ii) the New Drug Application for Inulin and the raw material and finished goods inventory of Inulin on hand at the time of closing from Iso-Tex Diagnostics "B," Inc. ("ITDB"), a Texas corporation (the "Inulin Acquisition"). The Glofil Acquisition was accomplished in an arms' length negotiation through a purchase of assets and the Inulin Acquisition was accomplished through a merger of ITDB with and into the Company (the "Merger"). The total purchase price was $3,149,880, of which the Company paid $1,582,215 in cash from its working capital and issued 169,231 shares of restricted
Common Stock of the Company (the "Restricted Shares") which were paid at closing.

As part of the Glofil Acquisition, the Company made an additional cash payment of $200,000 on January 15, 1996 and a final cash payment of $200,000 on August 9, 1996.

On November 4, 1996, the Company acquired the New Drug Application, the U.S. trademark for Ethamolin Injection (the "Ethamolin Assets") and the finished goods inventory on hand at closing from Schwarz Pharma, Inc., a Delaware corporation. The total purchase price was $3,286,642, of which the Company paid $2,086,642 in cash from its working capital and issued a $1,200,000 8% note (the "Schwarz Note") which was paid in full during fiscal year 1998.

All of these acquisitions were accounted for using the purchase method and, accordingly, the financial statements include the operations of the businesses from the date of acquisition. The following unaudited pro forma data reflects the combined results of operations of the Company as if the Glofil Acquisition and the Inulin Acquisition had occurred on August 1, 1994 and the Ethamolin acquisition had occurred on August 1, 1995:

                       Years end July 31,
                        1997         1996
Net sales             $2,752,691  $2,402,006
Net loss              (6,394,987) (2,679,376)
Net loss per share        (0.52)      (0.23)

3. Financial Statement Details

Short-Term Investments

All short-term investments of the Company are classified as held-to-maturity. The following is a summary of held-to-maturity investments at amortized cost at July 31:


                                      1998         1997

Corporate debt securities         $ 9,933,424   $10,465,202
Money market funds                  2,656,423     2,723,458
U.S. government obligations           495,156       995,770


                                   13,085,003    14,184,430
Less: amounts classified as cash
equivalents                        (2,656,423)   (4,718,869)

Short-term investments            $10,428,580   $ 9,465,561


As of July 31, 1998, the difference between cost and estimated fair value of the held-to-maturity investments was not significant. Of the above-referenced 1998 investments, $6,265,682 mature at various dates through July 31, 1999 and $4,162,898 will mature at various dates after July 31, 1999 through December 14, 2001.


Inventories

Inventories consist of the following at July 31:

                 1998      1997


Raw materials    $ 2,087   $ 4,252
Finished goods    80,991    88,925


                 $83,078   $93,177


Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at July 31:

                             1998        1997


Laboratory equipment       $756,525   $785,573
Office equipment,
furniture and
fixtures                    783,446    284,902
Leasehold improvements      353,149    134,772


                          1,893,120  1,205,247
Less accumulated
depreciation
and amortization           (829,554)  (529,561)


                        $1,063,566  $  675,686


Depreciation and amortization expense totaled $299,993, $252,453 and $138,471 for the years ended July 31, 1998,
1997 and 1996, respectively.

4. Long-Term Debt

Long-term debt consists of the following at July 31:

CAPTION>
                                          1998      1997

Note payable to a pharmaceutical
company due November 1999,
collateralized by certain purchased
assets totaling $234,000, bearing
interest at 8% until November 1998 and
4% thereafter, payable in three
semiannual installments starting
November 1998, of $39,300, $46,200 and
$48,500, plus interest                 $142,025   $     -

Note payable to a leasing company due
November 2001, collateralized by real
property, bearing interest at 10%,
payable in 53 monthly installments of
$438 including interest                  14,860         -

Note payable to a financial institution
due December 1997, collateralized by
$84,048 of the Company's short-term
investments at July 31, 1997, bearing
interest at prime plus 1.6% (10.10% at
July 31, 1997)                                -    41,367

                                        156,885    41,367
Less current portion                    (97,477)  (41,367)

Total
                                      $  59,408  $      -


Interest expense incurred on these notes totaled $10,748, $9,524 and $19,897 for the years ended July 31, 1998, 1997 and 1996, respectively.

5. Commitments

Leases

The Company leases its office and research facilities under operating lease agreements and certain equipment under capital lease agreements. A security deposit of $64,260 under one of the facilities lease agreements is included in other assets.

Minimum future obligations under both operating and capital leases as of July 31, 1998 are as follows:

                                      Operating  Capital
                                      Leases     Leases
1999                                  $464,942   $108,903
2000                                   491,649     87,794
2001                                   418,356     33,111
2002                                   127,310     25,061
2003                                               25,061
Thereafter                                   -     10,443


                                    $1,502,257    290,373

Less amounts representing interest                (40,977)


Present value of net minimum lease
payments                                          249,396
Current portion of capital lease
obligations                                       (91,740)

Long-term capital lease obligations              $157,656


Rent expense totaled  $445,095, $420,697 and $193,880 for
the years ended July 31, 1998, 1997 and 1996, respectively.
The net book value of the equipment acquired under capital leases totaled $222,101 and $228,878 (net of accumulated amortization of $288,732 and $181,347) at July 31, 1998 and 1997, respectively.

Rent expense comprises the cost associated with two buildings leased by the Company, its current headquarters located at 2714 Loker Avenue West in Carlsbad, California and its former headquarters located at 2732 Loker Avenue West. In April 1996, the Company subleased its former headquarters for the remainder of the original lease term plus an additional 36 month option. Net sublease income totaled $171,062 for the year ended July 31, 1998. Scheduled aggregate future sublease income at July 31, 1998 is approximately $1,128,081.

Mandatorily Convertible Notes

During the year ended July 31, 1996, the Company issued $8 million in principal amount of non-interest bearing mandatorily convertible notes (the "Notes") to institutional investors in private placements under the provisions of the Securities and Exchange Commission (the "SEC") Regulation D.

The Notes were convertible at the option of the investors into shares of the Company's Common Stock at various dates from January 31, 1997 through July 31, 1999 at a discount to the market price of the stock immediately preceding conversion, ranging from 15% to 25%, with the actual discount depending on the length of time each investor has held the note being converted. The Notes were all converted at various dates through July 31, 1998, except for $1,873 which was paid in cash. The Notes were recorded net of the $1,582,935 discount available upon conversion (assuming full conversion at the earliest possible dates), and the discount represents an effective interest rate of 33%. The discount has been added to Common Stock and was amortized to expense during fiscal year 1997.

License Agreements

The Company has licenses to various patents for Cordox and Ceresine, its two clinical development programs, for the remaining term of the patents. The license agreements require payments of cash, warrants or the issuance of stock options to the licensers upon accomplishment of various milestones and the payment of royalties to the licensers upon the commercial sale of products incorporating the licensed compound. The only remaining significant development milestone under these agreements is the requirement that the Company pay the licensor of Cordox $250,000 upon the filing of a New Drug Application with the Food and Drug Administration (the "FDA") for the approval to market that compound. In the event milestone or royalty payments to the licensor of Cordox are not made by the Company within specified time periods, that licensor may elect to terminate the license agreement and all rights thereunder. Such a termination could have a significant adverse impact upon the Company.

6. Shareholders' Equity

Preferred Stock

The Company has authorized 1,000,000 shares of convertible preferred stock. As of July 31, 1998 and 1997, no such shares were issued or outstanding.

Warrants

As of July 31, 1997, 4,673,512 Redeemable Class B Warrants were outstanding. In November 1997, the Company received net proceeds of $4,707,576 from the exercise of 856,026
Redeemable Class B Warrants and the concurrent issuance of 856,026 shares of

Common Stock. During fiscal year 1998, all Redeemable Class
B Warrants expired and none are outstanding at July 31, 1998.

Stock Option Plans

Pro forma information regarding net loss and loss per share is required by SFAS 123, and has been determined as if the Company has accounted for its employee stock options under the fair value method set forth in SFAS 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997 and 1996:
risk-free interest rates of 6.0%; dividend yields of 0%;
volatility factors of the expected market price of the Company's Common Stock of 79% for 1998 and 84% for 1997 and
1996; and the weighted-average life of the options of eight years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a single reliable measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net loss for the years ended July 31, 1998, 1997 and 1996 is as follows:

                         1998        1997        1996


Pro forma net loss     $(6,844,607) $(7,658,837)  $(3,943,018)

Pro forma net loss
per share, basic and
diluted                  $(0.45)       $(0.62)     $(0.34)

As of July 31, 1998, 2,766,288 shares of Common Stock were reserved for issuance under the 1992 Stock Option Plan (the
"1992 Plan"). The 1992 Plan provides for the grant of incentive and nonstatutory stock options with various vesting periods, generally four years, to employees, directors and consultants. The exercise price of incentive stock options must equal at least the fair market value on the date of grant, and the exercise price of nonstatutory stock options may be no less than 85% of the fair market value on the date of grant. The maximum term of options granted under the 1992 Plan is ten years.

In June 1993, the Company adopted the 1993 Non-Employee Directors' Stock Option Plan (the "1993 Plan"), under which 250,000 shares of Common Stock were reserved for issuance. The 1993 Plan provides for the granting of 25,000 options to purchase Common Stock upon appointment as a non-employee director and an additional 3,000 options each January thereafter, beginning January 1, 1994. Options vest over four years. The exercise price of the options is 85% of the fair market value on the date of grant. The maximum term of options granted under the 1993 Plan is ten years.

The following table summarizes stock option activity under the 1992 and 1993 Plans:

                          Options       Weighted
                          Outstanding   Average
                                        Exercise Price
Balance at July 31, 1995  1,018,000           $3.83
     Granted                360,000           $5.30
     Exercised              (10,000)          $3.52
     Canceled               (12,188)          $5.40
Balance at July 31, 1996  1,355,812           $4.21
     Granted                309,499           $4.33
     Exercised               (7,750)          $2.83
     Canceled              (219,125)          $4.47
Balance at July 31, 1997 (1,438,436)          $4.25
     Granted                749,700           $4.85
     Exercised                    -           $   -
     Canceled              (295,647)          $5.08
Balance at July 31, 1998  1,892,489           $4.36


At July 31, 1998, options to purchase 1,254,699 shares of Common Stock were exercisable and there were 623,799 shares available for future grant under the 1992 and 1993 Plans.

The weighted average grant-date fair value for the options granted during 1998, 1997 and 1996 were $3.74, $3.40 and
$4.39, respectively.

Exercise prices and weighted average remaining contractual life for the options outstanding under the 1992 and 1993
Plans as of July 31, 1998 are as follows:

          Options Outstanding                   Options
                                              Exercisable


                            Weighted    Weighted             Weighted
Range of                    Average     Average              Average
Exercise     Number         Remaining   Exercise Number      Exercise
Price        Outstanding    Contractual Price    Exercisable Price
                            Life
$1.44         97,500        4.05       $1.44     97,500    $1.44
$2.20-$2.46   93,000        4.78       $2.22     93,000    $2.32
$3.06-$4.00  571,833        7.74       $3.70    398,452    $3.70
$4.05-$4.95  293,449        7.89       $4.68    204,524    $4.42
$5.00-$5.75  717,958        6.03       $5.33    362,762    $5.33
$6.00-$6.80   76,249        5.10       $6.31     67,524    $6.31
$7.86-$8.50   42,500        7.03       $8.08     30,937    $8.08

           1,892,489       $4.36             1,254,699


The Company has recorded deferred compensation for the difference between the price of options granted and the fair value of the Company's Common Stock. Deferred compensation is amortized to expense during the vesting period of the related stock or options.

7. Income Taxes

The Company accounts for income taxes using the liability method under Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of July 31, 1998 and 1997 are as follows:

                                         1998       1997

Deferred tax liabilities:
 Purchased technology                 $  267,000 $  423,000
 Total Deferred tax liabilities          267,000    423,000

Deferred tax assets:
Net operating loss carryforwards       6,439,000  4,554,000
Capitalized research and development
costs                                    569,000    547,000
Research and development tax credit
carryforwards                            836,00     530,000
Other - net                              53,000   1,243,000

Total deferred tax assets             7,897,000   6,874,000
Valuation allowance                  (7,630,000) (6,451,000)


Net deferred tax assets             $         -  $        -


At July 31, 1998, the Company has federal and California tax net operating loss carryforwards of approximately $17,520,000 and $5,335,000, respectively. The federal tax loss carryforwards will begin to expire in 2007, unless previously utilized. The California tax loss carryforwards began expiring in 1997 (approximately $340,000 expired in 1998 and will continue to expire unless previously utilized). The Company also has federal and California research and development tax credit carryforwards of approximately $666,000 and $263,000, respectively, which will begin expiring in 2007 unless previously utilized. The above carryforwards were determined as if the Company were filing a tax return at July 31, 1998; however, for tax return purposes the Company uses a calendar year end.

In accordance with the Internal Revenue Code, the use of the Company's net operating loss and credit carryforwards may be limited upon cumulative changes in ownership of more than 50%.

The valuation allowance increased $1,179,000 from July 31, 1997 to July 31, 1998 due principally to the increase in deferred tax assets resulting from the increase in tax net operating loss carryforwards. Realization of deferred tax assets is dependent on future earnings, the timing and amount of which will be dependent on scientific success, results of clinical trials and regulatory approval of the Company's products currently under development.
Accordingly, the full valuation reserve has been established to reflect these uncertainties.

8. Legal Proceedings

In July 1998, the Company was served with a complaint in the United States Bankruptcy Court for the Southern District of New York by the Trustee for the liquidation of the business of A. R. Baron & Co., Inc. ("A.R. Baron") and the Trustee of The Baron Group, Inc. (the "Baron Group"), the parent of
A. R. Baron. The complaint alleges that A. R. Baron and the Baron Group made certain preferential or fraudulent transfers of funds to the Company prior to the commencement of bankruptcy proceedings involving A. R. Baron and the Baron Group. The Trustee is seeking return of the funds totaling $3.2 million. The Company believes that the Trustee's claims are unfounded and intends to contest the allegations in the complaint vigorously. The Company contends that the transfers challenged by the Trustee relate to (i) the exercise by A. R. Baron in 1995 of unit purchase options issued to it in 1992 as part of its negotiated compensation for underwriting the Company's initial public offering and (ii) the repayment by the Baron Group of the principal and interest (at 12% per annum) payments and certain loan extension fees related to certain collateralized loans made to it by the Company in 1995 and 1996. The Company believes that it has insurance coverage sufficient to cover any costs, expenses, or losses that might be incurred in connection with this action.

9. Year 2000 Issue (unaudited)

The Company has modified or replaced portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company believes that, with these modifications to existing software and conversions to new software, the Year 2000 Issue will not pose significant operational problems for its computer systems.